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                           November 19, 2020

       Jordan K. Thomsen
       Vice President
       PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
       The Prudential Insurance Company of America
       751 Broad Street, Newark
       New Jersey 071023777

                                                        Re: PRUDENTIAL VARIABLE
CONTRACT REAL PROPERTY ACCOUNT
                                                            Post Effective
Amendment No. 3 on Form S-1
                                                            Response dated
November 3, 2020
                                                            File No. 333-223075

       Dear Mr. Thomsen:

             We have reviewed your response letter dated November 3, 2020 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response dated November 3, 2020

       General

   1. Please provide expanded disclosure in your amended registration statement to address each of the following:
                                                            Why you are
liquidating the Real Property Account at this time;
                                                            How you selected
AST Cohen & Steers Realty Portfolio as the replacement option;
                                                            Please include
either a description of the principal strategies of the new fund or a description of the
differences in the principal strategies (if any) between the Real
                                                            Property Account
and the AST Cohen & Steers Realty Portfolio. Describe any other material
differences between the Real Property Account and the AST Cohen & Steers
                                                            Realty Portfolio.
Also, disclose the relative fees for each investment option;
 Jordan K. Thomsen
PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
November 19, 2020
Page 2
             Explain, if any, the tax implications of the reallocation of investments; and
             Clarify who bears the costs for selling the properties.
2. Please expand your disclosure to ensure it is balanced in discussing the benefit to remaining invested in the Real Property Account until the liquidation date. It appears that in order to get a supplemental payment for the Sales Price Excess the investor must remain invested in the Real Property Account until the liquidation date. Disclose the risks, if any, to an investor of staying in the Real Property Account until the liquidation date (as opposed to liquidating earlier and transferring the account value to the AST option or another investment option).
3. Please confirm that you will remove from registration any remaining securities, which have not been sold under the registration statement, upon termination of the offering in accordance with your undertakings under Item 512(a)(3) of Regulation S-K.
4. Please confirm and clarify in the amendment that you will provide a prospectus for the
      AST Cohen & Steers Realty Portfolio to the investors.
5. Please clarify for us whether the liquidation will affect investment choices available under any feature (e.g., dollar cost averaging) in contracts that will replace a Real Property
      Account as an investment option with the Cohen & Steers AST Portfolio. Also, please clarify in the amendment that if an investor in a contract that includes a Real Estate
      Property Account does not provide new allocation instructions prior to the Substitution
      Date, then allocation instructions on file for that investor will automatically be updated to replace allocations to the Account with allocations to the subaccount that invests in the
      Cohen & Steers AST Portfolio at the close of business on the Substitution Date.
6. We note that your response indicates that the contracts that include a Real Property
      Account as an investment option have not been sold since 2001. Please tell us whether any of these contracts have ceased updating their registration statements, in reliance on the
      Great West line of no-action letters, on or prior to July 1, 2020.
       Please contact Ruairi Regan at 202-551-3269 or Erin E. Martin at 202-551-3391 if you
have any questions.



                                                             Sincerely,
FirstName LastNameJordan K. Thomsen
                                         Division of Corporation Finance
Comapany NamePRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
                                         Office of Real Estate & Construction
November 19, 2020 Page 2
cc:       Christopher E. Palmer, Esq.
FirstName LastName